SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 30, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•      Stock Exchange Release: Nokia Corporation Interim Report for Q1 2020

•      Interim Report attached to the stock exchange release

STOCK EXCHANGE RELEASE

April 30, 2020

Nokia Corporation

Interim report
April 30, 2020 at 08:00 (CET +1)

Nokia Corporation Interim Report for Q1

Improved margins as transformation and product cost reduction efforts take hold

•                  Confidence in resilient customer base and strong liquidity position

•                  5G deal momentum continues, with 70 commercial deals and 21 live networks

•                  Strong growth in Nokia Software and Nokia Enterprise

•                  Within previously provided Outlook ranges for full year 2020, adjusted the non-IFRS mid-points for EPS to EUR 0.23 and operating margin to 9.0%

•                  Majority of COVID-19 impact expected in Q2; continue to expect a seasonally strong second half

This is a summary of the Nokia Corporation interim report for Q1 2020 published today. The complete interim report for Q1 2020 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete financial reports with tables.

RAJEEV SURI, PRESIDENT AND CEO, ON Q1 RESULTS

Nokia’s solid first quarter results showed broad year-on-year profitability improvements as our transformation and product cost reduction efforts started to take hold. On a year-on-year basis, group-level non-IFRS operating margin was up by 3.6 percentage points; Networks gross margin increased by 3.5 percentage points; Nokia Software had an excellent quarter with sharp margin improvements and strong momentum with customers in North America; and, Nokia Enterprise delivered double-digit sales growth.

As I noted last quarter, we continue to have a sharp focus on Mobile Access and cash generation and saw good progress in both areas in the first quarter. “5G powered by ReefShark” shipments continue to increase and product cost reductions are proceeding well. We also announced some leading new solutions in the quarter, including a unique approach to dynamic spectrum sharing that is in test mode with select major customers today, and is expected to be available in volume over the summer, in line with the availability of DSS-capable mobile devices. On the services side, ongoing execution improvements drove improved year-on-year profitability. We also enhanced our total cash position to €6.3 billion, while net cash showed an expected seasonal decline to €1.3 billion.

These improvements are, of course, coming at a time of unprecedented change, given the impact of COVID-19. Our top focus areas are protecting our employees, maintaining critical network infrastructure for customers, and ensuring we have a strong cash position. In Q1, we saw a top line impact from COVID-19 issues of approximately €200 million, largely the result of supply issues associated with disruptions in China.

We are adjusting the mid-points within our previously disclosed Outlook ranges for full-year 2020 to reflect the increased risks and uncertainty presented by the ongoing COVID-19 situation. We expect

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the majority of this COVID-19 impact to be in Q2 and believe that our industry is fairly resilient to the crisis, although not immune.

We did not see a decline in demand in the first quarter. As the COVID-19 situation develops, however, an increase in supply and delivery challenges in a number of countries is possible and some customers may reassess their spending plans. Pleasingly, despite the majority of our R&D employees working from home, we have not seen any impact on our roadmaps, and, in fact, some key software releases are proceeding ahead of schedule. Additionally, we saw a massive increase in network capacity demands.

In close, Nokia’s vision of creating the technology to connect the world has never been more important than today. I want to thank our employees for their incredible resilience, ongoing support for each other whilst working from home, and their commitment to continued delivery of critical networks during this time. Equally, I want to thank our customers, suppliers, communities and the entire Nokia extended “family” for their ongoing support.

NOKIA FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q1’20	Q1’19	YoY change		Constan currency YoY change
Net sales	4 913	5 032	(2)%		(3)%
Networks	3 757	3 944	(5)%		(6)%
Nokia Software	613	543	13%		12%
Nokia Technologies	347	370	(6)%		(7)%
Group Common and Other	205	220	(7)%		(8)%
Non-IFRS exclusions	(1)	(25)
Eliminations	(9)	(20)
Gross profit	1 778	1 580	13%
Operating (loss)/profit	(76)	(524)
Networks	(81)	(254)
Nokia Software	70	(7)
Nokia Technologies	290	302	(4)%
Group Common and Other	(164)	(100)
Non-IFRS exclusions	(192)	(464)
Operating margin %	(1.5)%	(10.4)%	890	bps
Net sales (non-IFRS)	4 914	5 057	(3)%		(4)%
Gross profit (non-IFRS)	1 787	1 641	9%
Operating profit/(loss) (non-IFRS)	116	(59)
Operating margin % (non-IFRS)	2.4%	(1.2)%	360	bps
Financial income and expenses	(50)	(55)	(9)%
Income taxes	30	142
Profit/(loss) for the period	(100)	(442)
EPS, diluted	(0.02)	(0.08)
Financial income and expenses (non-IFRS)	(66)	(93)	(29)%
Income taxes (non-IFRS)	(12)	41
Profit/(loss) for the period (non-IFRS)	33	(116)
EPS, diluted (non-IFRS)	0.01	(0.02)

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Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information included in Nokia Corporation interim report for Q1 2020. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section included in Nokia Corporation interim report for Q1 2020.

•                  Non-IFRS net sales in Q1 2020 were EUR 4.9bn, compared to EUR 5.1bn in Q1 2019. Reported net sales in Q1 2020 were EUR 4.9bn, compared to EUR 5.0bn in Q1 2019. On a constant currency basis, non-IFRS net sales decreased 4% and reported net sales decreased 3%. Excluding one-time licensing net sales in Q1 2020 and Q1 2019, net sales decreased 2% on both a non-IFRS and reported basis. This reflected good operational performance and the competitiveness of our offerings, given the negative impact of COVID-19 on the overall market environment. We estimate that COVID-19 had an approximately EUR 200 million negative impact on our Q1 2020 net sales, primarily due to supply chain challenges; with these net sales expected to be shifted to future periods, rather than being lost.

•                  Non-IFRS diluted EPS in Q1 2020 was EUR 0.01, compared to negative EUR 0.02 in Q1 2019, primarily driven by higher gross profit in Mobile Access within Networks and Nokia Software, continued progress related to our cost savings program and a net positive fluctuation in financial income and expenses. This was partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access, income taxes and a net negative fluctuation in Nokia’s venture fund investments.

•                  Reported diluted EPS in Q1 2020 was negative EUR 0.02, compared to negative EUR 0.08 in Q1 2019, primarily driven by higher gross profit in Mobile Access within Networks and Nokia Software, lower amortization of acquired intangible assets and our continued progress related to our cost savings program. This was partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access, income taxes and a net negative fluctuation in Nokia’s venture fund investments.

•                  In Q1 2020, net cash and current financial investments (“net cash”) decreased sequentially by approximately EUR 0.4 billion, resulting in a net cash balance of approximately EUR 1.3 billion. Total cash and current financial investments (“total cash”) increased sequentially by EUR 0.3 billion, resulting in a total cash balance of approximately EUR 6.3 billion. This reflected strong cash performance in Q1 2020, which is a seasonally weak quarter. During Q1, we prudently strengthened our liquidity position by drawing on the EUR 500 million facility we had signed with European Investment Bank in 2018. Additionally, we have a EUR 1.5 billion revolving credit facility that has not been drawn upon to date, and we continue to explore prudent opportunities to further strengthen our liquidity.

COVID-19

The COVID-19 crisis has made vividly clear the critical importance of connectivity to keep society functioning. We feel a sense of duty to our customers and the communities they serve to keep vital communication networks running and accommodate expanded needs as usage reaches unprecedented levels.

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We are continuing to advance our 5G roadmap and product evolution, as planned, and our COVID-19 mitigation actions in R&D have been very successful. We believe we remain on track with our plans to drive progressive improvement over the course of 2020.

Health and safety

Naturally, Nokia’s first focus during the COVID-19 crisis is to our employees. We are working around the clock to keep our people safe. We have put in place strict protocols for Nokia facilities and provided clear advice to our employees about how they can mitigate the risks of COVID-19 in situations where they have to go about critical work.

To date we have taken a range of steps, including banning international travel for Nokia employees, except for strictly-defined ‘critical’ reasons; closing all our facilities to all visitors, with the exception of people engaged in essential maintenance and services, and asking our staff to work from home wherever possible. We started implementing these measures in some regions in January already and have updated guidance as the situation has developed.

Other actions include enhanced building hygiene measures across our facilities, and clear advice on how staff can mitigate risks by maintaining good personal hygiene. We are also providing guidance on how staff can maintain a healthy work-life balance and look after their physical and mental well-being.

To protect the health and safety of our employees, shareholders and other stakeholders, Nokia’s Board of Directors resolved to cancel the Annual General Meeting initially scheduled to be held on April 8, 2020. The Board has subsequently convened a new AGM under a temporary Finnish COVID-19 legislation to be held on May 27, 2020 without shareholders attending the meeting in person.

Supporting the essential services our customers provide

The products and services that we provide have never been more critical in enabling the world to continue to function in an orderly way. We are providing the capacity and continuity to vital medical, social and financial systems that are experiencing extreme stress. We continue to work closely with all our customers, to ensure that the changing needs and requirements at this time are well understood and that we respond appropriately to them.

Telecom infrastructure is an essential service in most jurisdictions. Most networks see 30 to 45 percent traffic volume growth over a year, but in just one month — from mid-February to mid-March — Nokia saw a 20 to 40 percent peak increase in lockdown-impacted regions through our operator customer base. We are working with our customers to provide real-time and granular information about their networks and enabling them to meet increases in demand and expand capacity where needed.

Nokia has a global manufacturing footprint designed for optimized global supply, and to mitigate against risks such as local disruptive events, transportation capacity problems, and political risks. Our supply network consists of 25 factories around the globe and six hubs for customer fulfillment. As a result, we are not dependent on one location or entity. We have also established a global command

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center to manage the supply chain challenges arising from the outbreak; and we are ready to activate relevant business continuity plans should the situation in any part of our organization require this.

Doing our part to fight the pandemic

We also feel another sense of duty — to the societies where Nokia operates. As a global company, we have a duty to be part of the global fight against this pandemic. Therefore, Nokia has launched a Coronavirus Global Donation Fund.

This fund is intended to support charities, hospitals, health clinics, and other frontline non-governmental organizations who are leading the fight against COVID-19 and trying to mitigate its effect on communities. Financial assistance will be targeted to where it is most needed in countries across the world. Country-specific donations will be made to grassroots organizations from healthcare to childcare, to elderly rehabilitation, to community support services.

These actions demonstrate our strong commitment to supporting global efforts to end the pandemic and overcoming the disruption and challenges we currently face.

OUTLOOK

Full Year 2020

Non-IFRS diluted earnings per share	EUR 0.23 (adjusted from EUR 0.25) plus or minus 5 cents
Non-IFRS operating margin	9.0% (adjusted from 9.5%) plus or minus 1.5 percentage points
Recurring free cash flow(1)	Positive

Long term (3 to 5 years)

Non-IFRS operating margin	12 – 14%
Annual distribution to shareholders

An earnings-based growing dividend of approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. The annual distribution would be paid as quarterly dividends.

(1)         Free cash flow = net cash from operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

KEY DRIVERS OF NOKIA’S OUTLOOK

Networks and Nokia Software are expected to be influenced by factors including:

•                  Our expectation that we will perform approximately in-line with our primary addressable market, which is expected to decline on a constant currency basis in full year 2020, excluding China (This change is primarily due to the COVID-19 impact we expect in Q2 and is an update to earlier commentary for our primary addressable market to be flat, excluding China). We

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have decided to exclude China, given that pursuing market share in China presents significant profitability challenges and the region has some unique market dynamics;

•                  Our expectation for seasonality in 2020 to be similar to 2019, with the exception of Q2, during which we expect to see the majority of the COVID-19 impact. As in 2019, we expect the majority of operating profit and free cash flow to be generated in the fourth quarter (This is an update to earlier commentary for seasonality in 2020 to be similar to 2019, with the majority of operating profit and free cash flow to be generated in the fourth quarter);

•                  Potential risks and uncertainties related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic (This is an update to earlier commentary for a temporary disruption, particularly in our supply chain, due to the coronavirus outbreak);

•                  Competitive intensity, which is particularly impacting Mobile Access and is expected to continue at a high level in full year 2020, as some competitors seek to take share in the early stage of 5G;

•                  Our expectation that we will accelerate our product roadmaps and cost competitiveness through additional 5G investments in 2020, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;

•                  Our expectation that we will drive improvements in automation and productivity through additional digitalization investments in 2020;

•                  Customer demand could weaken and risk could increase further in India, after the country’s Supreme Court upheld a ruling that telecoms companies must pay retroactive license and spectrum fees;

•                  Opportunities and risks in North America following the completion of a merger, and, more broadly, the potential for temporary capital expenditure constraints due to potential mergers or acquisitions by our customers (This is an update to earlier commentary for temporary capital expenditure constraints in North America related to customer merger activity, as well as other potential mergers or acquisitions by our customers);

•                  The timing of completions and acceptances of certain projects;

•                  Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

•                  Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program, which is explained in more detail in the Cost savings program section of this report;

•                  Our product and regional mix, including the impact of the high cost level associated with our first generation 5G products; and

•                  Macroeconomic, industry and competitive dynamics.

Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

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Additionally, our outlook is based on the following assumptions:

•                  Nokia’s outlook for positive recurring free cash flow is expected to be supported by an improvement in net working capital performance and improved operational results, partially offset by a more substantial difference in 2020 between profit and free cash flow in Nokia Technologies;

•                  Non-IFRS financial income and expenses are expected to be an expense of approximately EUR 350 million in full year 2020 and per annum over the longer-term;

•                  Non-IFRS income taxes are expected at a rate of approximately 26% in full year 2020 and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•                  Cash outflows related to income taxes are expected to be approximately EUR 450 million in full year 2020 and per annum over the longer term until our US or Finnish deferred tax assets are fully utilized; and

•                  Capital expenditures are expected to be approximately EUR 600 million in full year 2020 and per annum over the longer-term.

ANALYST CONFERENCE CALL

Nokia’s analyst conference call will begin on April 30, 2020 at 3 p.m. Finnish time. A link to the webcast of the conference call will be available at www.nokia.com/financials. Media representatives can listen in via the link, or call +1 412 317 5210.

Media Inquiries:

Nokia Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

Investor Inquiries:

Nokia Investor Relations

Tel. +358 40 803 4080

Email: investor.relations@nokia.com

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

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RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G and increased digitalization; M) expectations regarding our customers’ future capital expenditure constraints and our ability to satisfy customer concerns; and N) statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business;

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2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment ; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period;

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29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the impact of the COVID-19 virus on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under “Operating and financial review and prospects-Risk factors” as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Summary

Report for Q1 2020

Improved margins as transformation and product cost reduction efforts take hold

Rajeev Suri

President and CEO

•             Confidence in resilient customer base and strong liquidity position

•             5G deal momentum continues, with 70 commercial deals and 21 live networks

•             Strong growth in Nokia Software and Nokia Enterprise

•             Within previously provided Outlook ranges for full year 2020, adjusted the non-IFRS mid-points for EPS to EUR 0.23 and operating margin to 9.0%

•             Majority of COVID-19 impact expected in Q2; continue to expect a seasonally strong second half

Rajeev Suri, President and CEO, on Q1 2020 results

Nokia’s solid first quarter results showed broad year-on-year profitability improvements as our transformation and product cost reduction efforts started to take hold. On a year-on-year basis, group-level non-IFRS operating margin was up by 3.6 percentage points; Networks gross margin increased by 3.5 percentage points; Nokia Software had an excellent quarter with sharp margin improvements and strong momentum with customers in North America; and, Nokia Enterprise delivered double-digit sales growth.

As I noted last quarter, we continue to have a sharp focus on Mobile Access and cash generation and saw good progress in both areas in the first quarter. “5G Powered by ReefShark” shipments continue to increase and product cost reductions are proceeding well. We also announced some leading new solutions in the quarter, including a unique approach to dynamic spectrum sharing that is in test mode with select major customers today, and is expected to be available in volume over the summer, in line with the availability of DSS-capable mobile devices. On the services side, ongoing execution improvements drove improved year-on-year profitability. We also enhanced our total cash position to €6.3 billion, while net cash showed an expected seasonal decline to €1.3 billion.

These improvements are, of course, coming at a time of unprecedented change, given the impact of COVID-19. Our top focus areas are protecting our employees, maintaining critical network infrastructure for customers, and ensuring we have a strong cash position. In Q1, we saw a top line impact from COVID-19 issues of approximately €200 million, largely the result of supply issues associated with disruptions in China.

We are adjusting the mid-points within our previously disclosed Outlook ranges for full-year 2020 to reflect the increased risks and uncertainty presented by the ongoing COVID-19 situation. We expect the majority of this COVID-19 impact to be in Q2 and believe that our industry is fairly resilient to the crisis, although not immune.

April 30, 2020

We did not see a decline in demand in the first quarter. As the COVID-19 situation develops, however, an increase in supply and delivery challenges in a number of countries is possible and some customers may reassess their spending plans. Pleasingly, despite the majority of our R&D employees working from home, we have not seen any impact on our roadmaps, and, in fact, some key software releases are proceeding ahead of schedule. Additionally, we saw a massive increase in network capacity demands.

In close, Nokia’s vision of creating the technology to connect the world has never been more important than today. I want to thank our employees for their incredible resilience, ongoing support for each other whilst working from home, and their commitment to continued delivery of critical networks during this time. Equally, I want to thank our customers, suppliers, communities and the entire Nokia extended “family” for their ongoing support.

Q1 2020 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 12, “Performance measures”, in the “Financial statement information” section for details.

EUR million (except for EPS in EUR)	Q1’20	Q1’19	YoY change		Constant currency YoY change
Net sales	4 913	5 032	(2)%		(3)%
Operating profit/(loss)	(76)	(524)
Operating margin %	(1.5)%	(10.4)%	890	bps
EPS, diluted	(0.02)	(0.08)
Net sales (non-IFRS)	4 914	5 057	(3)%		(4)%
Operating profit/(loss) (non-IFRS)	116	(59)
Operating margin % (non-IFRS)	2.4%	(1.2)%	360	bps
EPS, diluted (non-IFRS)	0.01	(0.02)
Net cash and current financial investments(1)	1 320	1 991	(34)%

(1)Net cash and current financial investments does not include lease liabilities.

•             Non-IFRS net sales in Q1 2020 were EUR 4.9bn, compared to EUR 5.1bn in Q1 2019. Reported net sales in Q1 2020 were EUR 4.9bn, compared to EUR 5.0bn in Q1 2019. On a constant currency basis, non-IFRS net sales decreased 4% and reported net sales decreased 3%. Excluding one-time licensing net sales in Q1 2020 and Q1 2019, net sales decreased 2% on both a non-IFRS and reported basis. This reflected good operational performance and the competitiveness of our offerings, given the negative impact of COVID-19 on the overall market environment. We estimate that COVID-19 had an approximately EUR 200 million negative impact on our Q1 2020 net sales, primarily due to supply chain challenges; with these net sales expected to be shifted to future periods, rather than being lost.

•             Non-IFRS diluted EPS in Q1 2020 was EUR 0.01, compared to negative EUR 0.02 in Q1 2019, primarily driven by higher gross profit in Mobile Access within Networks and Nokia Software, continued progress related to our cost savings program and a net positive fluctuation in financial income and expenses. This was partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access, income taxes and a net negative fluctuation in Nokia’s venture fund investments.

•             Reported diluted EPS in Q1 2020 was negative EUR 0.02, compared to negative EUR 0.08 in Q1 2019, primarily driven by higher gross profit in Mobile Access within Networks and Nokia Software, lower amortization of acquired intangible assets and our continued progress related to our cost savings program. This was partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access, income taxes and a net negative fluctuation in Nokia’s venture fund investments.

•             In Q1 2020, net cash and current financial investments (“net cash”) decreased sequentially by approximately EUR 0.4 billion, resulting in a net cash balance of approximately EUR 1.3 billion. Total cash and current financial investments (“total cash”) increased sequentially by EUR 0.3 billion, resulting in a total cash balance of approximately EUR 6.3 billion. This reflected strong cash performance in Q1 2020, which is a seasonally weak quarter. During Q1, we prudently strengthened our liquidity position by drawing on the EUR 500 million facility we had signed with European Investment Bank in 2018. Additionally, we have a EUR 1.5 billion revolving credit facility that has not been drawn upon to date, and we continue to explore prudent opportunities to further strengthen our liquidity.

COVID-19

The COVID-19 crisis has made vividly clear the critical importance of connectivity to keep society functioning. We feel a sense of duty to our customers and the communities they serve to keep vital communication networks running and accommodate expanded needs as usage reaches unprecedented levels.

We are continuing to advance our 5G roadmap and product evolution, as planned, and our COVID-19 mitigation actions in R&D have been very successful. We believe we remain on track with our plans to drive progressive improvement over the course of 2020.

Health and safety

Naturally, Nokia’s first focus during the COVID-19 crisis is to our employees. We are working around the clock to keep our people safe. We have put in place strict protocols for Nokia facilities and provided clear advice to our employees about how they can mitigate the risks of COVID-19 in situations where they have to go about critical work.

To date we have taken a range of steps, including banning international travel for Nokia employees, except for strictly-defined ‘critical’ reasons; closing all our facilities to all visitors, with the exception of people engaged in essential maintenance and services, and asking our staff to work from home wherever possible. We started implementing these measures in some regions in January already and have updated guidance as the situation has developed.

Other actions include enhanced building hygiene measures across our facilities, and clear advice on how staff can mitigate risks by maintaining good personal hygiene. We are also providing guidance on how staff can maintain a healthy work-life balance and look after their physical and mental well-being.

To protect the health and safety of our employees, shareholders and other stakeholders, Nokia’s Board of Directors resolved to cancel the Annual General Meeting initially scheduled to be held on April 8, 2020. The Board has subsequently convened a new AGM under a temporary Finnish COVID-19 legislation to be held on May 27, 2020 without shareholders attending the meeting in person.

Supporting the essential services our customers provide

The products and services that we provide have never been more critical in enabling the world to continue to function in an orderly way. We are providing the capacity and continuity to vital medical, social and financial systems that are experiencing extreme stress. We continue to work closely with all our customers, to ensure that the changing needs and requirements at this time are well understood and that we respond appropriately to them.

Telecom infrastructure is an essential service in most jurisdictions. Most networks see 30 to 45 percent traffic volume growth over a year, but in just one month — from mid-February to mid-March — Nokia saw a 20 to 40 percent peak increase in lockdown-impacted regions through our operator customer base. We are working with our customers to provide real-time and granular information about their networks and enabling them to meet increases in demand and expand capacity where needed.

Nokia has a global manufacturing footprint designed for optimized global supply, and to mitigate against risks such as local disruptive events, transportation capacity problems, and political risks. Our supply network consists of 25 factories around the globe and six hubs for customer fulfillment. As a result, we are not dependent on one location or entity. We have also established a global command center to manage the supply chain challenges arising from the outbreak; and we are ready to activate relevant business continuity plans should the situation in any part of our organization require this.

Doing our part to fight the pandemic

We also feel another sense of duty — to the societies where Nokia operates. As a global company, we have a duty to be part of the global fight against this pandemic. Therefore, Nokia has launched a Coronavirus Global Donation Fund.

This fund is intended to support charities, hospitals, health clinics, and other frontline non-governmental organizations who are leading the fight against COVID-19 and trying to mitigate its effect on communities. Financial assistance will be targeted to where it is most needed in countries across the world. Country-specific donations will be made to grassroots organizations from healthcare to childcare, to elderly rehabilitation, to community support services.

These actions demonstrate our strong commitment to supporting global efforts to end the pandemic and overcoming the disruption and challenges we currently face.

Operational key performance indicators for Mobile Access within Networks

During 2020, Nokia is providing operational key performance indicators (“KPIs”) for Mobile Access, which is within our Networks reportable segment. Mobile Access includes our product-focused Mobile Networks operating segment and our Global Services operating segment. While these operational KPIs are not measures of Nokia’s financial performance, they provide greater transparency regarding our operational progress in Mobile Access.

Within Mobile Access, our focus is on addressing profitability through four key actions:

•             Reduce product cost

•             Maintain scale

•             Improve commercial management and deal discipline

•             Further strengthen operational performance in services

The proportion of our 5G shipments that are “5G Powered by ReefShark”

This KPI tracks shipments of our System-on-Chip (SoC) based 5G Powered by ReefShark (“5G PBR”) product portfolio. Increased 5G PBR shipments are expected to have a significant impact on reducing our product costs. We typically see an approximate six-month delay between shipments and impact on financial performance. We finished 2019 with 5G PBR shipments standing at approximately 10% and at Q4 2019 set a target of reaching more than 35% of shipments by the end of 2020. In Q1 2020, 5G PBR products accounted for approximately 17% of our 5G shipments. This is in-line with our expectations, which allows for non-linear progress over the course of 2020 as new products start shipping. We are executing on our R&D roadmap and driving 5G product evolution as planned. We believe we remain on track to deliver on our shipment target for the end of 2020.

Our weighted 5G win rate

This KPI measures how we are doing in converting our end of 2018 4G footprint into 5G footprint. It factors in customer size, as well as new 5G footprint where we did not previously have a 4G installed base (meaning it can be over 100%). At the end of Q1 2020, our 5G win rate remained strong at over 100% outside of China and in the mid 90% range including China. While the overall results did not change, we saw a reduced footprint at a customer in Asia-Pacific, offset by gains with a customer in North America. These results were in-line with our expectations.

Update on 4G plus 5G mobile radio market share, excluding China, on a rolling four quarter basis

We finished 2019 with our 4G+5G mobile radio market share standing at ~27% excluding China. We are excluding China, given the profitability challenges and unique market dynamics in that region. At Q4 2019, we stated that we expected our market share, excluding China, to end 2020 at ~27%. During Q1 2020, our competitive performance was in-line with our expectations. We believe we remain on track to deliver on our market share target for the end of 2020.

Outlook

Full Year 2020

Non-IFRS diluted earnings per share	EUR 0.23 (adjusted from EUR 0.25) plus or minus 5 cents
Non-IFRS operating margin	9.0% (adjusted from 9.5%) plus or minus 1.5 percentage points
Recurring free cash flow(1)	Positive

Long term (3 to 5 years)

Non-IFRS operating margin	12 – 14%
Annual distribution to shareholders

An earnings-based growing dividend of approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. The annual distribution would be paid as quarterly dividends.

(1)    Free cash flow = net cash from operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Key drivers of Nokia’s outlook

Networks and Nokia Software are expected to be influenced by factors including:

•             Our expectation that we will perform approximately in-line with our primary addressable market, which is expected to decline on a constant currency basis in full year 2020, excluding China (This change is primarily due to the COVID-19 impact we expect in Q2 and is an update to earlier commentary for our primary addressable market to be flat, excluding China). We have decided to exclude China, given that pursuing market share in China presents significant profitability challenges and the region has some unique market dynamics;

•             Our expectation for seasonality in 2020 to be similar to 2019, with the exception of Q2, during which we expect to see the majority of the COVID-19 impact. As in 2019, we expect the majority of operating profit and free cash flow to be generated in the fourth quarter (This is an update to earlier commentary for seasonality in 2020 to be similar to 2019, with the majority of operating profit and free cash flow to be generated in the fourth quarter);

•             Potential risks and uncertainties related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic (This is an update to earlier commentary for a temporary disruption, particularly in our supply chain, due to the coronavirus outbreak);

•             Competitive intensity, which is particularly impacting Mobile Access and is expected to continue at a high level in full year 2020, as some competitors seek to take share in the early stage of 5G;

•             Our expectation that we will accelerate our product roadmaps and cost competitiveness through additional 5G investments in 2020, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;

•             Our expectation that we will drive improvements in automation and productivity through additional digitalization investments in 2020;

•             Customer demand could weaken and risk could increase further in India, after the country’s Supreme Court upheld a ruling that telecoms companies must pay retroactive license and spectrum fees;

•             Opportunities and risks in North America following the completion of a merger, and, more broadly, the potential for temporary capital expenditure constraints due to potential mergers or acquisitions by our customers (This is an update to earlier commentary for temporary capital expenditure constraints in North America related to customer merger activity, as well as other potential mergers or acquisitions by our customers);

•             The timing of completions and acceptances of certain projects;

•             Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

•             Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program, which is explained in more detail in the Cost savings program section of this report;

•             Our product and regional mix, including the impact of the high cost level associated with our first generation 5G products; and

•             Macroeconomic, industry and competitive dynamics.

Nokia Technologies is expected to be influenced by factors including:

•             The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•             Results in brand and technology licensing;

•             Costs to protect and enforce our intellectual property rights; and

•             The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

•             Nokia’s outlook for positive recurring free cash flow is expected to be supported by an improvement in net working capital performance and improved operational results, partially offset by a more substantial difference in 2020 between profit and free cash flow in Nokia Technologies;

•             Non-IFRS financial income and expenses are

expected to be an expense of approximately EUR 350 million in full year 2020 and per annum over the longer-term;

•             Non-IFRS income taxes are expected at a rate of approximately 26% in full year 2020 and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•             Cash outflows related to income taxes are expected to be approximately EUR 450 million in full year 2020 and per annum over the longer term until our US or Finnish deferred tax assets are fully utilized; and

•             Capital expenditures are expected to be approximately EUR 600 million in full year 2020 and per annum over the longer-term.

Our financial results

EUR million (except for EPS in EUR)	Q1’20	Q1’19	YoY change		Constant currency YoY change
Net sales	4 913	5 032	(2)%		(3)%
Networks	3 757	3 944	(5)%		(6)%
Nokia Software	613	543	13%		12%
Nokia Technologies	347	370	(6)%		(7)%
Group Common and Other	205	220	(7)%		(8)%
Non-IFRS exclusions	(1)	(25)
Eliminations	(9)	(20)
Gross profit	1 778	1 580	13%
Operating (loss)/profit	(76)	(524)
Networks	(81)	(254)
Nokia Software	70	(7)
Nokia Technologies	290	302	(4)%
Group Common and Other	(164)	(100)
Non-IFRS exclusions	(192)	(464)
Operating margin %	(1.5)%	(10.4)%	890	bps
Net sales (non-IFRS)	4 914	5 057	(3)%		(4)%
Gross profit (non-IFRS)	1 787	1 641	9%
Operating profit/(loss) (non-IFRS)	116	(59)
Operating margin % (non-IFRS)	2.4%	(1.2)%	360	bps
Financial income and expenses	(50)	(55)	(9)%
Income taxes	30	142
Profit/(loss) for the period	(100)	(442)
EPS, diluted	(0.02)	(0.08)
Financial income and expenses (non-IFRS)	(66)	(93)	(29)%
Income taxes (non-IFRS)	(12)	41
Profit/(loss) for the period (non-IFRS)	33	(116)
EPS, diluted (non-IFRS)	0.01	(0.02)

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

Amounts related to licensing and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software

Nokia is providing additional adjusted financial disclosure for its Networks and Nokia Software reportable segments, with amounts related to licensing and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software. In addition to Nokia’s primary financial disclosures, this reflects Nokia’s strategy, organizational structure and the way it evaluates operational performance and allocates resources, is in accordance with industry practice and improves comparability with peer companies.

Allocation details

	Q1’20	Allocations		Q1’20	Q1’19
	Before allocations	Licensing	Nokia Bell Labs	After allocations	After allocations
Net sales (EUR million)
Networks	3 757	295	1	4 053	4 259
Nokia Software	613	52	0	666	598
Operating profit (EUR million)
Networks	(81)	247	(46)	120	(42)
Nokia Software	70	44	(8)	106	30
Operating margin %
Networks	(2.2)%	N/A	N/A	3.0%	(1.0)%
Nokia Software	11.4%	N/A	N/A	15.9%	5.0%

Net sales by region

EUR million	Q1’20	Q1’19	YoY change	Constant currency YoY change
Asia-Pacific	956	963	(1)%	(2)%
Europe	1 450	1 500	(3)%	(4)%
Greater China	308	434	(29)%	(29)%
Latin America	284	305	(7)%	(2)%
Middle East & Africa	452	413	9%	8%
North America	1 462	1 418	3%	0%
Total	4 913	5 032	(2)%	(3)%

Net sales by customer type

EUR million	Q1’20	Q1’19	YoY change	Constant currency YoY change
Communication service providers	4 066	4 207	(3)%	(4)%
Enterprise	311	260	20%	19%
Licensees	347	370	(6)%	(7)%
Other(1)	189	195	(3)%	(4)%
Total	4 913	5 032	(2)%	(3)%

(1) Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communication service providers and enterprise customers.

Nokia, Q1 2020 compared to Q1 2019, non-IFRS

The following table summarizes the year-on-year changes between Q1 2020 and Q1 2019.

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other operating income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	(187)	(5)%	(6)%	82	42	40	7	173
Nokia Software	70	13%	12%	89	(6)	(8)	2	77
Nokia Technologies	(23)	(6)%	(7)%	(12)	(4)	4	0	(12)
Group Common and Other	(15)	(7)%	(8)%	(14)	2	0	(53)	(64)
Eliminations	11			0	0	0	0	0
Nokia non-IFRS	(143)	(3)%	(4)%	146	35	36	(42)	175	27	(53)	149

Nokia non-IFRS net sales decreased 3%. On a constant currency basis, Nokia non-IFRS net sales decreased 4%. Excluding one-time licensing net sales of approximately EUR 10 million in Q1 2020 and EUR 40 million in Q1 2019, Nokia non-IFRS net sales decreased 2%. This reflected good operational performance, in the context of the overall market environment, which was negatively impacted by COVID-19. We estimate that COVID-19 had an approximately EUR 200 million negative impact on our Q1 2020 net sales; with these net sales expected to be shifted to future periods, rather than being lost.

Our overall non-IFRS net sales performance in Q1 2020 was approximately flat excluding Greater China, where an increase in competitive intensity, combined with our prudent approach towards deal-making, had a particularly negative impact on Networks.

The overall increase in Nokia non-IFRS gross profit was primarily attributable to higher gross margin in Mobile Access within Networks and Nokia Software.

The higher gross margin in Mobile Access was broad-based. From a products perspective, the Mobile Access gross margin increase was primarily driven by an improved product cost position and a favorable regional mix. From a services perspective, the Mobile Access gross margin benefitted from the digitalization and automation of our network deployment services, as well as improved operational execution, particularly in managed services. The gross margin performance in Mobile Access was in comparison to a particularly weak Q1 2019.

We continued to make progress with our strategy to strengthen Nokia Software, delivering robust performance across our product portfolio and in most regions. The significant net sales growth and operating margin expansion was primarily due to strong sales execution, the comprehensiveness of our portfolio and our delivery efficiency. Nokia Software offers the industry’s leading cloud-native, multi-vendor and multi-network solutions combined with a robust partner ecosystem.

We also continued to make progress with our strategy to grow Nokia Enterprise and delivered a strong net sales performance. The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

The growth in Nokia non-IFRS operating profit was driven by higher non-IFRS gross profit and continued progress related to Nokia’s cost savings program, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access, a net negative fluctuation in Nokia’s venture fund investments.

In Q1 2020, Nokia generated a non-IFRS profit of EUR 33 million, compared to a loss of EUR 116 million in Q1 2019. The change was primarily due to the higher non-IFRS operating profit and a net positive fluctuation in non-IFRS financial income and expenses, partially offset by higher non-IFRS income taxes.

Nokia, Q1 2020 compared to Q1 2019, reported

The following table summarizes the year-on-year changes between Q1 2020 and Q1 2019.

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other operating income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	(187)	(5)%	(6)%	82	42	40	7	173
Nokia Software	70	13%	12%	89	(6)	(8)	2	77
Nokia Technologies	(23)	(6)%	(7)%	(12)	(4)	4	0	(12)
Group Common and Other	(15)	(7)%	(8)%	(14)	2	0	(53)	(64)
Eliminations	11			0	0	0	0	0
Nokia non-IFRS	(143)	(3)%	(4)%	146	35	36	(42)	175	27	(53)	149
Non-IFRS exclusions	24			52	135	25	61	272	(22)	(59)	193
Nokia total	(119)	(2)%	(3)%	198	169	62	18	448	5	(112)	342

Nokia net sales decreased 2%. On a constant currency basis, Nokia net sales decreased 3%. Excluding one-time licensing net sales of approximately EUR 10 million in Q1 2020 and EUR 40 million in Q1 2019, Nokia net sales decreased 2%. This reflected good operational performance, in the context of the overall market environment, which was negatively impacted by COVID-19. We estimate that COVID-19 had an approximately EUR 200 million negative impact on our Q1 2020 net sales; with these net sales expected to be shifted to future periods, rather than being lost.

Our overall net sales performance in Q1 2020 was approximately flat excluding Greater China, where an increase in competitive intensity, combined with our prudent approach towards deal-making, had a particularly negative impact on Networks.

The overall increase in Nokia gross profit was primarily attributable to higher gross margin in Mobile Access within Networks and Nokia Software.

The higher gross margin in Mobile Access was broad-based. From a products perspective, the Mobile Access gross margin increase was primarily driven by an improved product cost position and a favorable regional mix. From a services perspective, the Mobile Access gross margin benefitted from the digitalization and automation of our network deployment services, as well as improved operational execution, particularly in managed services. The gross margin performance in Mobile Access was in comparison to a particularly weak Q1 2019.

We continued to make progress with our strategy to strengthen Nokia Software, delivering robust performance across our product portfolio and in most regions. The significant net sales growth and operating margin expansion was primarily due to strong sales execution, the comprehensiveness of our portfolio and our delivery efficiency. Nokia Software offers the industry’s leading cloud-native, multi-vendor and multi-network solutions combined with a robust partner ecosystem.

We also continued to make progress with our strategy to grow Nokia Enterprise and delivered a strong net sales performance. The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

The decrease in Nokia operating loss was driven by higher gross profit, lower amortization of acquired intangible assets and continued progress related to Nokia’s cost savings program, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access, a net negative fluctuation in Nokia’s venture fund investments.

In Q1 2020, Nokia generated a loss of EUR 100 million, compared to a loss of EUR 442 million in Q1 2019. The lower loss was primarily due to the lower operating loss, partially offset by lower income tax benefit.

Cash and cash flow in Q1 2020

During Q1 2020 Nokia’s free cash flow was negative EUR 6 million driven by:

•       Adjusted profit before changes in net working capital of EUR 307 million;

•       Approximately EUR 50 million cash outflow related to net working capital, excluding restructuring, with a decrease in liabilities partially offset by a decrease in receivables and inventories;

•       Continued cash outflows related to restructuring;

•       Capital expenditures and income taxes; and

•       Net interest including a one-time benefit as a result of settling certain interest rate derivatives.Nokia has established a free cash flow program to ensure company-wide focus on free cash flow and release of working capital, including project asset optimization, review of contract terms and conditions, as well as supply chain and inventory optimization. Senior leaders of Nokia now have a significant part of their incentives tied to free cash flow improvement targets.

EUR million, at end of period	Q1’20	Q4’19	QoQ change
Total cash and current financial investments	6315	6007	5%
Net cash and current financial investments(1)	1320	1730	(24)%

(1) Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, “Net cash and current financial investments”, and note 12, “Performance measures”, in the “Financial statement information” section in this report.

During Q1 2020, Nokia’s total cash increased by EUR 308 million and Nokia’s net cash decreased by EUR 410 million.

In Q1 2020, the approximately EUR 700 million difference between the change in total cash and net cash was primarily due to two factors:

•     EUR 500 million related to a loan facility from European Investment Bank

•     EUR 140 million related to the fair valuation of certain issued bonds, as a result of unusual interest rate fluctuations

Foreign exchange rates had an approximately EUR 60 million negative impact on net cash.

In Q1 2020, net cash from operating activities was EUR 134 million:

•     Nokia’s adjusted profit before changes in net working capital was EUR 307 million in Q1 2020.

•     In Q1 2020, Nokia generated a decrease in net cash related to net working capital of approximately EUR 190 million. Excluding approximately EUR 140 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 50 million decrease in net cash related to net working capital, primarily due to a decrease in liabilities, partially offset by a decrease in receivables and inventories. The vast majority of the restructuring and associated cash outflows related to our cost savings program.

•      The decrease in receivables was approximately EUR 420 million, primarily due to a seasonal decrease. Nokia sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle.

•     The decrease in inventories was approximately EUR 100 million, primarily due to temporary supply chain challenges as a result of COVID-19, as well as improved inventory management.

•     The decrease in liabilities was approximately EUR 570 million, primarily due to a seasonal decrease in accounts payable and lower material purchases due to COVID-19 and our successful efforts to improve our inventory management.

•     Cash taxes amounted to an outflow of approximately EUR 80 million.

•     Net interest resulted in an inflow of approximately EUR 100 million, primarily due to a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 150 million.

In Q1 2020, net cash used in investing activities primarily related to approximately EUR 150 million of capital expenditures and approximately EUR 100 million related to the acquisition of a business.

In Q1 2020, net cash used in financing activities primarily related to approximately EUR 70 million of lease payments and approximately EUR 40 million repayment of acquisition-related long-term borrowings.

Cost savings program

We expect our most recent cost savings program to result in a net EUR 500 million reduction of non-IFRS operating expenses and production overheads (“fixed costs”) in full year 2020 compared to full year 2018, of which EUR 350 million is expected to come from operating expenses and EUR 150 million is expected to come from cost of sales.

Note that, since the announcement of our most recent cost savings program on October 25, 2018, net foreign exchange fluctuations have resulted in an increase in estimated full year 2020 fixed costs of approximately EUR 130 million, creating an additional headwind to achieve the earlier net reduction.

The following table summarizes the financial information related to our cost savings program as of the end of Q1 2020.

In EUR million, approximately	Q1’20
Opening balance of restructuring and associated liabilities	620
+ Charges in the quarter	80
- Cash outflows in the quarter	120
= Ending balance of restructuring and associated liabilities	580
of which restructuring provisions	370
of which other associated liabilities	210

Total expected restructuring and associated charges, related to our most recent cost savings program	900
- Cumulative recorded	550
= Charges remaining to be recorded	350

Total expected restructuring and associated cash outflows	1550
- Cumulative recorded	580
= Cash outflows remaining to be recorded	970

The below table includes future expectations related to our most recent cost savings program, as well as the remaining cash outflows related to our previous programs and network equipment swaps.

	Actual	Expected amounts for
In EUR million, approximately		Beyond
rounded to the nearest EUR 50 million	FY 2019	FY 2020	FY 2020	Total

Recurring annual cost savings	200	300	—	500
- operating expenses	200	150	—	350
- cost of sales	0	150	—	150
Restructuring and associated charges	450	450	—	900
Restructuring and associated cash outflows	450	550	550	1550
Charges related to network equipment swaps	100	—	—	100
Cash outflows related to network equipment swaps	100	—	—	100

Our sustainability performance

Our strategy and focus areas

The purpose of technology is to improve people’s lives. We strongly believe that connectivity and technology will play a key role in helping to solve many future challenges.  We have refocused our sustainability strategy on the areas we believe will have the greatest impact on sustainable development and our profitability. To improve people’s lives, we need to focus on climate, integrity and culture. We have started to provide quarterly commentary on these topics, as well as other relevant sustainability topics.

Improving lives with technology

Improving lives with technology is at the heart of our business. Our technology connects people to the services, places, opportunities and people that matter to them. During Q1 2020, the role of connectivity in helping to improve people’s everyday lives was at the forefront, as connectivity brought together people isolated from each other by the COVID-19 pandemic. Remote working and schooling, robust delivery of basic services and smart deliveries are just some examples that have been enabled by our connectivity and digitalization solutions.

Climate

We have set science-based targets (SBTs) to decrease greenhouse gas emissions by 2030 from our own operations by 41% and from products in use by 75%, compared to the 2014 baseline. We are on track to meet our current targets, and we have committed to adjusting the targets according to the 1.5° Celsius warming scenario. This work is proceeding as expected, and we expect to publish the adjusted targets in early 2021.

Integrity

The unprecedented situation caused by COVID-19 has raised fresh questions involving privacy, human rights, business continuity, labor & employment, and more.  At the same time, we provide advanced technologies and solutions that can be of enormous benefit to public authorities as they seek to prevent the spread of the virus.  We make our advanced technologies and solutions available to combat the virus while carefully balancing the privacy, human rights and other interests.  Moreover, we remain mindful that during challenging times such as these, ethics and integrity must remain foremost, and that temptations to cut corners must be resisted.  We are taking active measures to ensure that our longstanding commitment to the highest ethical standards of conduct remains central to how we do business.

Culture

We have set targets for the development of gender balance and employee engagement. Our gender balance target is to increase the number of women in leadership and we are actively finding ways to accelerate our progress in this area. For employee engagement we expect to have results available after Q2 2020.

Other topics

We were recognized for our sustainability work by several external organizations in Q1 2020. In January, Nokia was reconfirmed as a constituent of FTSE4Good Index Series. We also received a leadership level rating A- for our 2019 CDP disclosure. The company was included in Bloomberg’s 2020 Gender Equality Index, showing our commitment to gender equality. In February, we were named as one of the world’s most ethical companies by Ethisphere. This was the fourth time we have received this recognition, reflecting the continuous work undertaken at Nokia to reinforce ethical behavior at all levels of the business, and promote high standards of corporate governance.

Networks
Q1 2020 compared to Q1 2019

EUR million	Q1’20	Q1’19	YoY change		Constant currency YoY change
Net sales	3757	3944	(5)%		(6)%
Mobile Access	2431	2473	(2)%		(3)%
Fixed Access	350	426	(18)%		(19)%
IP Routing	582	645	(10)%		(11)%
Optical Networks	395	400	(1)%		(2)%
Gross profit	1143	1061	8%
Gross margin %	30.4%	26.9%	350	bps
R&D	(736)	(778)
SG&A	(478)	(518)
Other operating income and expenses	(11)	(18)
Operating profit/(loss)	(81)	(254)
Operating margin %	(2.2)%	(6.4)%	420	bps

Networks net sales decreased 5%. On a constant currency basis, Networks net sales decreased 6%. We estimate that COVID-19 had an approximately EUR 150 million negative impact on our Q1 2020 net sales; with these net sales expected to be shifted to future periods, rather than being lost.

The decrease in Networks net sales was due to Fixed Access, IP Routing, Mobile Access and, to a lesser extent, Optical Networks. The decrease in Fixed Access was primarily due to digital home in China and copper access technologies primarily in Europe. IP Routing continued its technology leadership in Q1 2020, with underlying business fundamentals continuing to show broad-based momentum. The year-on-year decrease in IP Routing was primarily due to a particularly strong Q1 2019, which benefitted from pent-up demand for some of its newly introduced FP4 products. The decrease in Mobile Access was primarily due to decreases in legacy radio technologies and network deployment services, partially offset by strong growth in 5G. The slight decrease in Optical Networks was primarily due to temporary supply chain constraints.

The gross profit performance in Networks was in comparison to a particularly weak Q1 2019, and the year-on-year improvement was primarily due to improved gross profit in Mobile Access, across both services and products. This was partially offset by IP Routing, Optical Networks and Fixed Access.

The increase in Mobile Access gross profit was primarily due to higher gross margin, partially offset by lower net sales. The decrease in both IP Routing and Optical Networks gross profit was primarily due to lower net sales. The decrease in Fixed Access gross profit was primarily due to lower net sales, partially offset by higher gross margin.

The higher gross margin in Mobile Access was broad-based. From a products perspective, the Mobile Access gross margin increase was primarily driven by an improved product cost position and a favorable regional mix. From a services perspective, the Mobile Access gross margin benefitted from the digitalization and automation of our network deployment services, as well as improved operational execution, particularly in managed services. The gross margin performance in Mobile Access was in comparison to a particularly weak Q1 2019. The higher gross margin in Fixed Access was primarily due to more favorable product mix, with less digital home net sales in China, as well as higher gross margin in digital home driven by improved product cost.

The decrease in Networks R&D expenses was primarily due to progress related to Nokia’s cost savings program, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access.

The decrease in Networks SG&A expenses was primarily due to Mobile Access, reflecting continued progress related to Nokia’s cost savings program.

Nokia Software
Q1 2020 compared to Q1 2019

EUR million	Q1’20	Q1’19	YoY change		Constant currency YoY change
Net sales	613	543	13%		12%
Gross profit	308	219	41%
Gross margin %	50.2%	40.3%	990	bps
R&D	(124)	(118)
SG&A	(109)	(101)
Other operating income and expenses	(5)	(7)
Operating profit/(loss)	70	(7)
Operating margin %	11.4%	(1.3)%	1 270	bps

Nokia Software net sales increased 13%. On a constant currency basis, Nokia Software net sales increased 12%. In Q1 2020, we continued to progress against our strategy to strengthen Nokia Software, delivering robust performance across our product portfolio and in four out of six regions. The significant net sales growth was primarily due to strong sales execution and the comprehensiveness of our portfolio. Nokia Software offers the industry’s leading cloud-native, multi-vendor and multi-network solutions combined with a robust partner ecosystem.

The increase in Nokia Software gross profit was due to higher gross margin and higher net sales. The higher gross margin was primarily due to strong sales execution and delivery efficiency, which resulted in broad-based gross margin expansion across our product portfolio and in five out of six regions.

The slight increase in Nokia Software operating expenses was primarily due to investing to maintain market leadership.

In Q1 2020, operating margin was 11.4%, expanding a significant 1 270 basis points compared to Q1 2019, primarily due to the higher gross margin and higher sales.

Nokia Technologies
Q1 2020 compared to Q1 2019

EUR million	Q1’20	Q1’19	YoY change		Constant currency YoY change
Net sales	347	370	(6)%		(7)%
Gross profit	345	357	(3)%
Gross margin %	99.4%	96.5%	290	bps
R&D	(34)	(30)
SG&A	(21)	(25)
Other operating income and expenses	0	0
Operating profit/(loss)	290	302	(4)%
Operating margin %	83.6%	81.6%	200	bps

Nokia Technologies net sales decreased 6%. On a constant currency basis, Nokia Technologies net sales decreased 7%.

The decrease in Nokia Technologies net sales was primarily due to lower one-time net sales and lower brand licensing net sales, partially offset by higher net sales related to new licensing agreements. One-time net sales amounted to approximately EUR 10 million in Q1 2020 and approximately EUR 40 million in Q1 2019.

The decrease in Nokia Technologies gross profit was primarily due to lower net sales, partially offset by higher gross margin. The higher gross margin in Nokia

Technologies was primarily due to an absence of a one-time cost, which negatively affected Q1 2019.

The approximately flat operating expenses in Nokia Technologies was primarily due to higher investments to drive creation of intellectual property and higher costs to maintain our patent portfolio, offset by lower licensing related litigation costs.

Group Common and Other
Q1 2020 compared to Q1 2019

EUR million	Q1’20	Q1’19	YoY change		Constant currency YoY change
Net sales	205	220	(7)%		(8)%
Gross profit	(10)	4
Gross margin %	(4.9)%	1.8%	(670	)bps
R&D	(81)	(83)
SG&A	(64)	(64)
Other operating income and expenses	(10)	43
Operating profit/(loss)	(164)	(100)
Operating margin %	(80.0)%	(45.5)%	(3 450	)bps

Group Common and Other net sales decreased 7%. On a constant currency basis, Group Common and Other net sales decreased 8%. We estimate that COVID-19 had an approximately EUR 50 million negative impact on our Q1 2020 net sales; with these net sales expected to be shifted to future periods, rather than being lost.

The decrease in Group Common and Other net sales was primarily due to Radio Frequency Systems, partially offset by growth in Alcatel Submarine Networks. The decrease in Radio Frequency Systems was primarily due to lower net sales in North America.

The growth in Alcatel Submarine Networks was primarily due to new projects.

The decrease in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks. The lower gross profit in Alcatel Submarine Networks was due to lower gross margin.

The net negative fluctuation in other operating income and expenses was primarily due to a net negative fluctuation in Nokia’s venture fund investments.

Shares

The total number of Nokia shares on March 31, 2020 equaled 5 653 886 159. On March 31, 2020 Nokia and its subsidiary companies owned 43 460 608 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and voting rights.

Risk Factors

In light of the evolving situation with COVID-19, Nokia is supplementing the risk factors specified in our annual report and on our Form 20-F for 2019 published on March 5, 2020 under “Operating and financial review and prospects - Risk factors”, with the following risk factor:

The COVID-19 outbreak could materially adversely affect our results of operations and financial condition.

The impact of the novel strain of the coronavirus identified in China in late 2019 has grown throughout the world and in March 2020, the World Health Organization declared the recent novel coronavirus (COVID-19) outbreak a pandemic. Governmental authorities have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, quarantines, shelter in place orders and shutdowns. There is significant uncertainty regarding these measures, their potential duration and potential future measures. These measures have adversely affected and/or may further adversely affect Nokia’s employees, supply chain, product development, service delivery and other operations. Although we believe that our industry is relatively resilient to the effects of COVID-19 and has not been significantly affected by it until now, customer demand and/or Nokia’s capacity to meet customer demand could be further impacted in the future. Any of such events could have a material adverse effect on our results of operations and financial condition.

The impact of COVID-19 on the global economy, financial markets and Nokia has also adversely affected and/or may further adversely affect the value of our financial, tax, pension and other assets. In addition, the spread of COVID-19 has caused Nokia to modify its business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and it may take further actions as may be required by government authorities or that Nokia determines to be necessary to protect its employees. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus. The continued spread of COVID-19 could cause further disruption or delays in our operations.

The degree to which COVID-19 affects the Nokia’s operations, results, assets and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
EUR million	Q1’20	Q1’19	Q1’20	Q1’19
Net sales (notes 2, 3, 4)	4 913	5 032	4 914	5 057
Cost of sales	(3 135)	(3 452)	(3 127)	(3 416)
Gross profit (notes 2, 3)	1 778	1 580	1 787	1 641
Research and development expenses	(987)	(1 156)	(974)	(1 009)
Selling, general and administrative expenses	(762)	(824)	(672)	(708)
Other operating income and expenses	(106)	(124)	(25)	17
Operating (loss)/profit (notes 2, 3)	(76)	(524)	116	(59)
Share of results of associated companies and joint ventures	(4)	(5)	(4)	(5)
Financial income and expenses	(50)	(55)	(66)	(93)
(Loss)/profit before tax (note 2)	(130)	(583)	45	(157)
Income tax benefit/(expense)	30	142	(12)	41
(Loss)/profit from continuing operations (note 2)	(100)	(442)	33	(116)
(Loss)/profit attributable to equity holders of the parent	(101)	(444)	32	(118)
Non-controlling interests	1	2	1	2
Loss from discontinued operations	(15)	(3)	0	0
Loss attributable to equity holders of the parent	(15)	(3)	0	0
Non-controlling interests	0	0	0	0
(Loss)/profit for the period	(115)	(444)	33	(116)
(Loss)/profit attributable to equity holders of the parent	(117)	(446)	32	(118)
Non-controlling interests	1	2	1	2

Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	(0.02)	(0.08)	0.01	(0.02)
Discontinued operations	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.02)	(0.08)	0.01	(0.02)
Diluted earnings per share
Continuing operations	(0.02)	(0.08)	0.01	(0.02)
Discontinued operations	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.02)	(0.08)	0.01	(0.02)
Average number of shares (‘000 shares)
Basic
Continuing operations	5 608 137	5 596 127	5 608 137	5 596 127
Discontinued operations	5 608 137	5 596 127	5 608 137	5 596 127
(Loss)/profit for the period	5 608 137	5 596 127	5 608 137	5 596 127
Diluted
Continuing operations	5 608 137	5 596 127	5 627 501	5 596 127
Discontinued operations	5 608 137	5 596 127	5 627 501	5 596 127
(Loss)/profit for the period	5 608 137	5 596 127	5 627 501	5 596 127

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported
EUR million	Q1’20	Q1’19

Loss for the period	(115)	(444)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	522	(212)
Income tax related to items that will not be reclassified to profit or loss	(130)	61
Items that may be reclassified subsequently to profit or loss:
Translation differences	390	336
Net investment hedges	(108)	(95)
Cash flow and other hedges	9	(12)
Financial assets at fair value through other comprehensive income	17	(10)
Other changes, net	(1)	(1)
Income tax related to items that may be reclassified subsequently to profit or loss	16	23

Other comprehensive income, net of tax	715	90

Total comprehensive income/(loss)	600	(354)

Attributable to:
Equity holders of the parent	597	(358)
Non-controlling interests	3	4
	600	(354)

Attributable to equity holders of the parent:
Continuing operations	612	(355)
Discontinued operations	(15)	(3)
	597	(358)

Attributable to non-controlling interests:
Continuing operations	3	4
Discontinued operations	0	0
	3	4

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

Consolidated statement of financial position (condensed, unaudited)

EUR million	March 31, 2020	March 31, 2019	December 31, 2019
ASSETS
Goodwill	5 815	5 527	5 527
Other intangible assets	2 376	3 139	2 429
Property, plant and equipment	1 825	1 777	1 856
Right-of-use assets	858	958	912
Investments in associated companies and joint ventures	162	152	165
Non-current financial investments (note 8)	726	714	740
Deferred tax assets (note 6)	5 107	5 214	5 124
Other non-current financial assets (note 8)	450	429	445
Defined benefit pension assets (note 5)	5 412	4 336	4 830
Other non-current assets	283	305	292
Non-current assets	23 014	22 550	22 320
Inventories	2 832	3 528	2 936
Trade receivables (note 8)	4 835	4 930	5 025
Contract assets	1 324	1 510	1 489
Prepaid expenses and accrued income	883	1 039	908
VAT and other indirect taxes	517	547	543
Divestment related receivables	26	47	33
Other	340	445	332
Current income tax assets	270	296	279
Other current financial assets (note 8)	279	327	164
Current financial investments (note 8)	156	532	97
Cash and cash equivalents (note 8)	6 159	5 862	5 910
Current assets	16 739	18 025	16 808
Assets held for sale	1	8	0
Total assets	39 754	40 584	39 128

	March 31, 2020	March 31, 2019	December 31, 2019
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	411	407	427
Treasury shares	(352)	(368)	(352)
Translation differences	(70)	(334)	(372)
Fair value and other reserves	1 795	895	1 382
Reserve for invested unrestricted equity	15 627	15 596	15 607
Accumulated deficit	(1 732)	(1 505)	(1 613)
Total capital and reserves attributable to equity holders of the parent	15 924	14 937	15 325
Non-controlling interests	79	86	76
Total equity	16 004	15 023	15 401
Long-term interest-bearing liabilities (notes 8, 10)	4 157	3 650	3 985
Long-term lease liabilities	724	813	771
Deferred tax liabilities (note 6)	325	332	390
Defined benefit pension and post-retirement liabilities (note 5)	4 372	4 623	4 343
Contract liabilities	848	1 036	915
Deferred revenue and other long-term liabilities	662	824	712
Deferred revenue	576	738	615
Other (note 8)	87	86	97
Provisions (note 9)	479	538	556
Non-current liabilities	11 566	11 816	11 672
Short-term interest-bearing liabilities (notes 8, 10)	838	753	292
Short-term lease liabilities	238	254	259
Other financial liabilities (note 8)	829	883	803
Current income tax liabilities	186	217	187
Trade payables (note 8)	3 175	4 181	3 786
Contract liabilities	2 903	2 694	2 752
Accrued expenses, deferred revenue and other liabilities	3 304	3 922	3 323
Deferred revenue	155	155	155
Salaries, wages and social charges	1 401	1 641	1 236
Other	1 748	2 127	1 932
Provisions (note 9)	711	840	653
Current liabilities	12 185	13 745	12 055
Total shareholders’ equity and liabilities	39 754	40 584	39 128

Interest-bearing liabilities, EUR million	4 995	4 403	4 277
Shareholders’ equity per share, EUR	2.84	2.67	2.73
Number of shares (1 000 shares, excluding treasury shares)	5 610 426	5 598 710	5 605 581

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

Consolidated statement of cash flows (condensed, unaudited)

EUR million	Q1’20	Q1’19
Cash flow from operating activities
Loss for the period	(115)	(444)
Adjustments	422	451
Depreciation and amortization	285	408
Restructuring charges	79	126
Financial income and expenses	55	54
Income tax benefit	(30)	(141)
Other	33	4
Change in net working capital	(189)	(533)
Decrease in receivables	422	381
Decrease/(increase) in inventories	101	(279)
Decrease in non-interest-bearing liabilities	(712)	(635)
Cash from/(used in) operations	118	(526)
Interest received	8	16
Interest paid(1)	88	(60)
Income taxes paid, net	(80)	(177)
Net cash from/(used in) operating activities	134	(747)
Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets	(154)	(175)
Proceeds from sale of property, plant and equipment and intangible assets	1	0
Acquisition of businesses, net of cash acquired	(104)	0
Proceeds from disposal of businesses, net of disposed cash	7	9
Purchase of current financial investments	(91)	(305)
Proceeds from maturities and sale of current financial investments	33	392
Purchase of non-current financial investments	(10)	(20)
Proceeds from sale of non-current financial investments	23	29
Proceeds from other long-term loans receivable	9	0
Other	1	0
Net cash used in investing activities	(285)	(70)
Cash flow from financing activities
Purchase of equity instruments of subsidiaries	0	(1)
Proceeds from long-term borrowings	500	749
Repayment of long-term borrowings	(39)	(231)
Proceeds from/(Repayment of) short-term borrowings	14	(19)
Payment of principal portion of lease liabilities	(67)	(64)
Dividends paid	(15)	(1)
Net cash from financing activities	393	433
Translation differences	7	(15)
Net increase/(decrease) in cash and cash equivalents	249	(399)
Cash and cash equivalents at beginning of period	5 910	6 261
Cash and cash equivalents at end of period	6 159	5 862

(1) Q1’20 interest paid includes inflow of approximately EUR 150 million related to the unwind settlements of certain interest rate derivatives used in hedging of long-term borrowings Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

Consolidated statement of changes in shareholders’ equity (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested unrestricted equity	(Accumulated deficit)	Attributable to equity holders of the parent	Non-controlling interest	Total equity
December 31, 2018	246	436	(408)	(592)	1 063	15 606	(1 062)	15 289	82	15 371
Adoption of IFRS 16(1)	0	0	0	0	0	0	4	4	0	4
January 1, 2019	246	436	(408)	(592)	1 063	15 606	(1 058)	15 293	82	15 375
Remeasurements of defined benefit pension plans, net of tax	0	0	0	0	(151)	0	0	(151)	0	(151)
Translation differences	0	0	0	334	0	0	0	334	2	336
Net investment hedges, net of tax	0	0	0	(77)	1	0	0	(76)	0	(76)
Cash flow hedges, net of tax	0	0	0	0	(10)	0	0	(10)	0	(10)
Financial assets at fair value through other comprehensive income, net of tax	0	0	0	0	(8)	0	0	(8)	0	(8)
Other decrease, net	0	0	0	0	0	0	(1)	(1)	0	(1)
Loss for the period	0	0	0	0	0	0	(446)	(446)	2	(444)
Total comprehensive income	0	0	0	257	(168)	0	(447)	(358)	4	(354)
Share-based payment	0	17	0	0	0	0	0	17	0	17
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of performance and restricted shares	0	(48)	40	0	0	(10)	0	(18)	0	(18)
Total of other equity movements	0	(29)	40	0	0	(10)	0	2	0	2
March 31, 2019	246	407	(368)	(334)	895	15 596	(1 505)	14 937	86	15 023

January 1, 2020	246	427	(352)	(372)	1 382	15 607	(1 613)	15 325	76	15 401
Remeasurements of defined benefit pension plans, net of tax	0	0	0	0	392	0	0	392	0	392
Translation differences	0	0	0	388	0	0	0	388	1	390
Net investment hedges, net of tax	0	0	0	(86)	(1)	0	0	(87)	0	(87)
Cash flow hedges, net of tax	0	0	0	0	8	0	0	8	0	8
Financial assets at fair value through other comprehensive income, net of tax	0	0	0	0	13	0	0	13	0	13
Other decrease, net	0	0	0	0	0	0	(2)	(2)	0	(2)
Loss for the period	0	0	0	0	0	0	(117)	(117)	1	(115)
Total comprehensive income	0	0	0	302	413	0	(118)	597	3	600
Share-based payment	0	14	0	0	0	0	0	14	0	14
Excess tax benefit on share-based payment	0	1	0	0	0	0	0	1	0	1
Settlement of performance and restricted shares	0	(31)	0	0	0	20	0	(12)	0	(12)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	0	(1)
Total of other equity movements	0	(16)	0	0	0	20	(1)	3	0	3
March 31, 2020	246	411	(352)	(70)	1 795	15 627	(1 732)	15 924	79	16 004

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with accompanying notes.

(1)Equity impact mainly relating to opening balance of subleases arising from the difference between right-of-use assets and lease receivables on adoption of IFRS 16, Leases, as of January 1, 2019.

Notes to Financial statements

1. BASIS OF PREPARATION (unaudited)

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2019 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2019.

This financial report was authorized for issue by management on April 30, 2020.

Nokia presents financial information on reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled measures used by other companies or persons.

Net sales and operating profit of the Nokia Group, particularly in Networks and Nokia Software segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communication service providers.

Management identified its geographic areas as the relevant category to present disaggregated revenue. Nokia’s primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those geographic areas. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions.  Each reportable segment, as described in note 3, “Segment Information”, operates in every geographic area as described in note 4 “Net Sales”. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe. Each type of customer, as disclosed in note 4, “Net Sales”, operates in all geographic areas.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). As part of the transaction, China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect its conditional obligation to China Huaxin, Nokia derecognized the non-controlling interest and records the present value of the expected future cash settlement as a financial liability within current liabilities in line with the option exercise period. The unwinding of the present value discount on the financial liability was recorded as interest expense up to the commencement of the put option exercise period in July 2019. Any changes in the estimated future cash settlement are recorded within financial income and expense.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

COVID-19

The impact of COVID-19 on Nokia’s operations has so far been relatively limited and primarily related to supply chain challenges in China. In addition, COVID-19 has affected the valuations of certain assets, including investments in non-publicly quoted assets through Nokia’s venture fund investments and pension plans, the valuation of which is inherently challenging in fast-moving market conditions (refer to note 5 Pensions and other post-employment benefits and note 8 Fair value of financial instruments).

In relation to its financial statements as of March 31, 2020, Nokia has considered also the indicators of impairment of goodwill and other intangible assets, recoverability of deferred tax assets, valuation of inventories, and collectability of trade receivables and contract assets. Based on these assessments, COVID-19 is currently not expected to have such long-term effects on Nokia’s financial performance that it would require adjustments to the carrying amounts of goodwill and other intangible assets or deferred tax assets. Also, Nokia has not identified any significant increase in the amount of bad debt or need to adjust the valuation of inventories.

Despite a fairly limited impact on its financial performance and financial position to date, Nokia expects to see the majority of the COVID-19 impact in Q2 2020.

New and amended standards and interpretations

The amendments to IFRS standards that became effective on January 1, 2020, did not have a material impact on Nokia’s consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia’s consolidated financial statements when adopted.

Currency exposures, approximately

	Q1’20		Q1’19		Q4’19
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~25%	~20%	~25%	~20%	~20%
USD	~50%	~45%	~50%	~45%	~50%	~50
CNY	~5%	~10%	~5%	~10%	~5%	~10%
Other	~25%	~20%	~25%	~20%	~25%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q1’20 balance sheet rate 1 EUR = 1.08 USD, end of Q1’19 balance sheet rate 1 EUR = 1.12 USD and end of Q4’19 balance sheet rate 1 EUR = 1.12 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Q1’20

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)	Share of results of associated companies and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Non-IFRS	4 914	(3 127)	(974)	(672)	(25)	116	(4)	(66)	(12)	33
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(1)					(1)				0
Amortization of acquired intangible assets			(12)	(89)		(101)			24	(77)
Transaction and related costs, including integration costs				(1)		(1)				(1)
Restructuring and associated charges		(9)			(79)	(87)			17	(70)
Impairment of assets, net of impairment reversals					(1)	(1)				(1)
Change in financial liability to acquire NSB non-controlling interest						0		16		16
Total non-IFRS exclusions	(1)	(9)	(12)	(90)	(80)	(192)	0	16	42	(133)
Reported	4 913	(3 135)	(987)	(762)	(106)	(76)	(4)	(50)	30	(100)

Q1’19

EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)	Share of results of associated companies and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Non-IFRS	5 057	(3 416)	(1 009)	(708)	17	(59)	(5)	(93)	41	(116)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(2)				2	0				0
Amortization of acquired intangible assets			(142)	(87)		(230)			54	(176)
Transaction and related costs, including integration costs				(27)		(27)			6	(21)
Restructuring and associated charges	(22)	(4)			(136)	(163)			33	(130)
Product portfolio strategy costs		(33)	(5)			(38)			8	(30)
Impairment of assets					(6)	(6)			1	(5)
Divestment of businesses					(1)	(2)				(2)
Costs associated with contract exit		1			(1)	0				0
Change in financial liability to acquire NSB non-controlling interest						0		38		38
Total non-IFRS exclusions	(25)	(36)	(147)	(115)	(141)	(464)	0	38	101	(326)
Reported	5 032	(3 452)	(1 156)	(824)	(124)	(524)	(5)	(55)	142	(442)

3. SEGMENT INFORMATION (unaudited)

Nokia has three reportable segments for financial reporting purposes: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Networks reportable segment consists of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

In addition, Nokia provides net sales disclosure for the following businesses within Networks reportable segment: (i) Mobile Access (comprises Mobile Networks and Global Services operating segments), (ii) Fixed Access (comprises Fixed Networks operating segment), (iii) IP Routing (comprises part of IP/Optical Networks operating segment) and (iv) Optical Networks (comprises part of IP/Optical Networks operating segment).

The President and CEO is the chief operating decision maker and monitors the operating results of operating and reportable segments for the purpose of assessing performance and making decisions about resource allocation. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in note 2, “Significant accounting policies”, of Nokia’s Annual Report for 2019. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Networks

Networks comprises Mobile Networks, Global Services, Fixed Networks and IP/Optical Networks operating segments.

The Mobile Networks operating segment focuses on mobile radio including macro radio base stations, small cells and cloud-based radio solutions, as well as microwave radio links and cloud computing HW, for communication service providers and enterprises.

Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, network implementation, systems integration as well as company-wide managed services.

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

The IP/Optical Networks operating segment provides IP routing, packet core and optical transport systems, each with their own software and services to build high capacity network infrastructure for the internet and global connectivity.

Nokia Software

The Nokia Software operating segment offers the cloud core software portfolio in addition to software applications spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

Nokia Technologies

The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Networks, Nokia Software and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

Q1’20 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	3 757	613	347	205	(9)	4 914	(1)	4 913
Cost of sales	(2 614)	(305)	(2)	(215)	9	(3 127)	(9)	(3 135)
Gross profit	1 143	308	345	(10)	0	1 787	(9)	1 778
Gross margin %	30.4%	50.2%	99.4%	(4.9)%		36.4%		36.2%
Research and development expenses	(736)	(124)	(34)	(81)	0	(974)	(12)	(987)
Selling, general and administrative expenses	(478)	(109)	(21)	(64)	0	(672)	(90)	(762)
Other operating income and expenses	(11)	(5)	0	(10)	0	(25)	(80)	(106)
Operating (loss)/profit	(81)	70	290	(164)	0	116	(192)	(76)
Operating margin %	(2.2)%	11.4%	83.6%	(80.0)%		2.4%		(1.5)%
Depreciation and amortization	(140)	(21)	(8)	(14)	0	(183)	(101)	(285)
Share of results of associated companies and joint ventures	(4)	0	0	0	0	(4)	0	(4)
EBITDA	56	92	298	(151)	0	295	(90)	205

(1) Mobile Access net sales of EUR 2 431 million, Fixed Access net sales of EUR 350 million, IP Routing net sales of EUR 582 million and Optical Networks net sales of EUR 395 million.

(2) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1’19 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	3 944	543	370	220	(20)	5 057	(25)	5 032
Cost of sales	(2 882)	(324)	(13)	(217)	20	(3 416)	(36)	(3 452)
Gross profit	1 061	219	357	4	0	1 641	(61)	1 580
Gross margin %	26.9%	40.3%	96.5%	1.8%		32.5%		31.4%
Research and development expenses	(778)	(118)	(30)	(83)	0	(1 009)	(147)	(1 156)
Selling, general and administrative expenses	(518)	(101)	(25)	(64)	0	(708)	(115)	(824)
Other operating income and expenses	(18)	(7)	0	43	0	17	(141)	(124)
Operating (loss)/profit	(254)	(7)	302	(100)	0	(59)	(464)	(524)
Operating margin %	(6.4)%	(1.3)%	81.6%	(45.5)%		(1.2)%		(10.4)%
Depreciation and amortization	(138)	(20)	(8)	(13)	0	(178)	(230)	(408)
Share of results of associated companies and joint ventures	(5)	0	0	0	0	(5)	0	(5)
EBITDA	(121)	13	310	(88)	0	114	(235)	(121)

(1) Mobile Access net sales of EUR 2 473 million, Fixed Access net sales of EUR 426 million, IP Routing net sales of EUR 645 million and Optical Networks net sales of EUR 400 million.

(2) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES (unaudited)

Net sales by geographic area

EUR million	Q1’20	Q1’19	YoY change
Asia-Pacific	956	963	(1)%
Europe	1 450	1 500	(3)%
Greater China	308	434	(29)%
Latin America	284	305	(7)%
Middle East & Africa	452	413	9%
North America	1 462	1 418	3%
Total	4 913	5 032	(2)%

Net sales by customer type

EUR million	Q1’20	Q1’19	YoY change
Communication service providers	4 066	4 207	(3)%
Enterprise	311	260	20%
Licensees	347	370	(6)%
Other(1)	189	195	(3)%
Total	4 913	5 032	(2)%

(1) Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communication service providers and enterprise customers.

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans, post-employment benefits, and other post-employment welfare benefit (Opeb) plans, providing retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

94% of Nokia’s defined benefit obligation and 97% of plan assets fair values were remeasured as of March 31, 2020. Nokia’s pension and Opeb plans in the United States have been remeasured by an external actuary and the main pension plans outside of the U.S. (in Belgium, Germany, India, Switzerland and United Kingdom) have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material.

The funded status of Nokia’s defined benefit plans (before the effect of the asset ceiling) improved from EUR 1 517 million, or 106.2%, as of December 31, 2019, to EUR 2 082 million, or 108.4%, as of March 31, 2020. The actuarial gains recognized in the first quarter of 2020 are largely due to positive asset returns and increases in discount rates. As of March 31, 2020, the global defined benefit plan asset portfolio was invested approximately 80% in fixed income, 3% in equities and 17% in other asset classes, mainly private equity and real estate. The valuation of private equity assets has a higher degree of uncertainty related to unobservable inputs in the current market conditions caused by COVID-19 outbreak. As a result, fair values of private equity assets may fluctuate significantly in future quarters.

Change in pension and post-retirement net asset/(liability) recognized

	March 31, 2020			March 31, 2019			December 31, 2019
EUR million	Pension benefits(1)	US Opeb Benefits	Total	Pension benefits(1)	US Opeb Benefits	Total	Pension benefits(1)	US Opeb Benefits	Total
Net asset/(liability) recognized at January 1	2 348	(1 861)	487	1 884	(1 987)	(103)	1 884	(1 987)	(103)
Current service cost	(55)	0	(55)	(38)	0	(38)	(155)	0	(155)
Net interest income/(expense)	14	(13)	1	18	(19)	(1)	60	(68)	(8)
Curtailment	(4)	0	(4)	(8)	0	(8)	(13)	2	(11)
Pension and healthcare plan amendments	0	0	0	0	0	0	(22)	165	143
Total expense recognized in the income statement	(45)	(13)	(58)	(28)	(19)	(47)	(130)	99	(31)
Actuarial gains/(losses) for the period	520	(35)	485	(140)	(86)	(226)	884	(100)	784
Change in asset ceiling, excluding amounts included in net interest (expense)	37	0	37	14	0	14	(370)	0	(370)
Total recognized in other comprehensive income	557	(35)	522	(126)	(86)	(212)	514	(100)	414
Exchange differences	127	(79)	48	65	(40)	25	61	(44)	17
Contributions and benefits paid	50	(6)	44	55	(1)	54	187	14	201
Other movements(2)	(1)	(2)	(3)	(1)	(3)	(4)	(168)	157	(11)
Net asset/(liability) recognized at the end of the period	3 036	(1 996)	1 040	1 849	(2 136)	(287)	2 348	(1 861)	487
of which:
- Defined benefit pension assets	5 412	0	5 412	4 336	0	4 336	4 830	0	4 830
- Defined benefit pension and post-retirement liabilities	(2 376)	(1 996)	(4 372)	(2 487)	(2 136)	(4 623)	(2 482)	(1 861)	(4 343)

(1) Includes pensions, retirement indemnities and other post-employment plans.

(2) Includes Section 420 transfers, medicare subsidies, and other transfers.

Weighted average discount rates	March 31, 2020	March 31, 2019	December 31, 2019
U.S. Pension	2.8	3.5	2.8
U.S. Post-retirement healthcare and other	2.6	3.2	2.6
U.S. Post-retirement group life	2.9	3.6	2.9
Euro - Pension(1)	1.3	1.1	0.8
U.K. - Pension	2.3	2.3	1.9

(1) Includes pensions, retirement indemnities and other post-employment plans.

Funded status	March 31, 2020	March 31, 2019	December 31, 2019
Defined benefit obligation	(24 913)	(25 203)	(24 663)
Fair value of plan assets	26 995	25 546	26 180
Funded status	2 082	343	1 517
Impact of the asset ceiling	(1 042)	(630)	(1 030)
Net liability recognized at end of period	1 040	(287)	487

6. DEFERRED TAXES (unaudited)

At March 31, 2020, Nokia had recognized deferred tax assets of EUR 5.1 billion (EUR 5.1 billion at December 31, 2019). The deferred tax assets are recognized to the extent it is probable that taxable profit will be available against which the tax losses, tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.9 billion) and the United States (EUR 1.1 billion).

Nokia continually evaluates the probability assessment in respect of the utilization of deferred tax assets. As it relates to Finland, Nokia has considered the following favorable and unfavorable factors in this assessment:

• The recent years’ cumulative profitability in Finland, excluding certain integration costs in Finland related to the acquisition of Alcatel Lucent in 2016, which are considered as non-recurring in nature.

• The historical and expected future positive impact on Finnish taxable income from the Nokia Technologies business.

• The risks and investments related to 5G rollout and risks related to COVID-19.

• The relevant attributes underlying the deferred tax assets are generally not subject to expiry.

Based on its assessment, Nokia has concluded that it is probable that it will be able to utilize the tax losses, tax credits and deductible temporary differences in Finland. Nokia will continue to monitor the above factors, including in particular its actual profit record, in upcoming periods and it is possible that later assessments in respect of the utilization of Finnish deferred tax assets may differ from the current conclusion. We considered the risks and uncertainties related to COVID-19 in our assessment in the first quarter, however should the risks and uncertainties related to the scope and duration of the COVID-19 impact be more significant or the pace and shape of the economic recovery following the pandemic be slower than expected, we may be required to reassess this conclusion.

As it relates to the United States, Nokia has an established pattern of sufficient tax profitability to conclude that it is probable that it will utilize the deferred tax assets.

At March 31, 2020, Nokia had unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at December 31, 2019) related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At March 31, 2020, Nokia had deferred tax liabilities of EUR 0.3 billion (EUR 0.4 billion at December 31, 2019). The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

7. NET CASH AND CURRENT FINANCIAL INVESTMENTS (unaudited)

EUR million	March 31, 2020	March 31, 2019	December 31, 2019
Current financial investments	156	532	97
Cash and cash equivalents	6 159	5 862	5 910
Total cash and current financial investments	6 315	6 394	6 007
Long-term interest-bearing liabilities(1)	4 157	3 650	3 985
Short-term interest-bearing liabilities(1)	838	753	292
Total interest-bearing liabilities	4 995	4 403	4 277
Net cash and current financial investments	1 320	1 991	1 730

(1)Lease liabilities are not included in interest-bearing liabilities.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2019. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts								Fair value
EUR million		Fair value through profit or loss			Fair value through other comprehensive income
At March 31, 2020	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	0	0	726	0	0	0	726	726
Other non-current financial assets	153	0	163	7	0	127	0	450	431
Other current financial assets including derivatives	35	0	205	0	0	39	0	279	279
Trade receivables	0	0	0	0	0	4 835	0	4 835	4 835
Current financial investments	26	0	125	0	0	5	0	156	156
Cash and cash equivalents	4 525	0	1 634	0	0	0	0	6 159	6 159
Total financial assets	4 739	0	2 127	733	0	5 006	0	12 605	12 586
Long-term interest-bearing liabilities	4 157	0	0	0	0	0	0	4 157	3 778
Other long-term financial liabilities	0	0	10	17	0	0	0	27	27
Short-term interest-bearing liabilities	838	0	0	0	0	0	0	838	831
Other short-term financial liabilities including derivatives	0	0	192	637	0	0	0	829	829
Trade payables	3 175	0	0	0	0	0	0	3 175	3 175
Total financial liabilities	8 170	0	202	654	0	0	0	9 026	8 640

	Carrying amounts								Fair value
EUR million		Fair value through profit or loss			Fair value through other comprehensive income
At December 31, 2019	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	0	0	740	0	0	0	740	740
Other non-current financial assets	165	0	171	6	0	103	0	445	430
Other current financial assets including derivatives	46	0	81	0	0	37	0	164	164
Trade receivables	0	0	0	0	0	5 025	0	5 025	5 025
Current financial investments	42	0	51	0	0	4	0	97	97
Cash and cash equivalents	4 090	0	1 820	0	0	0	0	5 910	5 910
Total financial assets	4 343	0	2 123	746	0	5 169	0	12 381	12 366
Long-term interest-bearing liabilities	3 985	0	0	0	0	0	0	3 985	4 056
Other long-term financial liabilities	0	0	10	20	0	0	0	30	30
Short-term interest-bearing liabilities	292	0	0	0	0	0	0	292	292
Other short-term financial liabilities including derivatives	0	0	164	639	0	0	0	803	803
Trade payables	3 786	0	0	0	0	0	0	3 786	3 786
Total financial liabilities	8 063	0	174	659	0	0	0	8 896	8 967

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. At March 31, 2020, the valuation of venture fund investments has a higher degree of uncertainty related to unobservable inputs in the current market conditions caused by COVID-19 outbreak. As a result, fair values of venture fund investments may fluctuate significantly in future quarters.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities

Balance at December 31, 2019	746	(659)
Net (losses)/gains in income statement	(15)	7
Additions	11	0
Deductions	(11)	0
Other movements	2	(2)
Balance at March 31, 2020	733	(654)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net loss of EUR 9 million (net gain of EUR 73 million in 2019) related to level 3 financial instruments held at March 31, 2020, was included in the profit and loss during 2020.

9. PROVISIONS (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2020	377	51	167	50	75	127	81	281	1 209
Translation differences	0	0	0	2	(3)	4	0	(10)	(7)
Reclassification	0	0	0	0	0	0	0	7	7
Charged to income statement	79	(1)	20	4	5	2	7	(3)	113
Additional provisions	95	0	26	4	7	2	14	12	160
Changes in estimates	(16)	(1)	(6)	0	(2)	0	(7)	(15)	(47)
Utilized during period(1)	(82)	0	(26)	(2)	(2)	(8)	(8)	(4)	(132)
At March 31, 2020	374	50	161	54	75	125	80	271	1 190

(1)The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 49 million remained in accrued expenses as of March 31, 2020.

10. INTEREST-BEARING LIABILITIES (unaudited)

			Nominal		Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	(million)	Final maturity	March 31, 2020	March 31, 2019	December 31, 2019
Nokia Corporation	5.375% Senior Notes(1)	USD	581	May 2019	0	518	0
Nokia Corporation	1.00% Senior Notes	EUR	500	March 2021	499	499	499
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	475	436	445
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	765	759	766
Nokia Corporation	EIB R&D Loan(2)	EUR	500	February 2025	500	0	0
Nokia Corporation	NIB R&D Loan(3)	EUR	250	May 2025	250	0	250
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	764	753	765
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	509	434	452
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	69	66	66
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	193	185	185
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	620	480	517
Nokia Corporation and various subsidiaries	Other liabilities				351	273	332
Total					4 995	4 403	4 277

(1)Nokia repaid its USD 581 million 5.375% Senior Notes in May 2019.

(2)Nokia drew EUR 500 million loan from European Investment Bank (EIB) in February 2020. The loan facility agreement was signed in August 2018.

(3)Nokia drew an amortizing loan from Nordic Investment Bank (NIB) in May 2019. The loan is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs:

				Utilized
Committed / Uncommited	Financing arrangement	Currency	Nominal (million)	March 31, 2020	March 31, 2019	December 31, 2019
Committed	Revolving Credit Facility(1)	EUR	1 500	0	0	0
Uncommitted	Finnish Commercial Paper Programme	EUR	750	20	0	0
Uncommitted	Euro Medium Term Note Programme(2)	EUR	5 000	2 000	2 000	2 000

(1)In June 2019, Nokia refinanced its EUR 1579 million revolving credit facility maturing in June 2020 with EUR 1500 million five-year revolving credit facility with two one-year extension options.

(2)All euro-denominated bonds are issued under Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

11. COMMITMENTS AND CONTINGENCIES (unaudited)

EUR million	March 31, 2020	March 31, 2019	December 31, 2019
Contingent liabilities on behalf of Group companies
Guarantees issued by financial institutions
Commercial guarantees(1)	1 306	1 161	1 190
Non-commercial guarantees	446	459	531
Corporate guarantees(2)
Commercial guarantees(1)	926	1 047	969
Non-commercial guarantees	58	354	54
Financing commitments
Customer finance commitments	264	276	303
Venture fund commitments	243	305	244
Other contingent liabilities and financing commitments(3)
Other guarantees and financing commitments	14	46	15

(1)In commercial guarantees, Nokia reports guarantees that are issued in the normal course of business to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds and warranty bonds.

(2)In corporate guarantees, Nokia reports guarantees with primary obligation that have been issued to Nokia’s customers and other third parties.

(3)Other contingent liabilities and financing commitments exclude committed lease contracts that have not yet commenced and purchase obligations. Refer to note 30, Commitments and contingencies, of our Annual Report for 2019.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management’s expected outcomes.

12. PERFORMANCE MEASURES (unaudited)

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia’s industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures
Non-IFRS measures

Non-IFRS measures exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Refer to note 2, “Non-IFRS to reported reconciliation”.

We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the non-IFRS items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is used in determining management remuneration.

Constant currency measures

When financial measures are reported on a constant currency basis, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency measures exclude the impact of changes in exchange rates during the current period in comparison to euro.

We provide additional information on a constant currency basis in order to better reflect the underlying business performance.
Other performance measures
Recurring/One-time measures

Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.

We use recurring/one-time measures to improve comparability between financial periods.
Total cash and current financial investments (“Total cash”)	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments (“Net cash”)

Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Refer to note 7, “Net cash and current financial investments”.

Net cash and current financial investments is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia’s operating performance.
Adjusted profit/(loss) before changes in net working capital	Profit/(loss) for the period adjusted for the movements in non-cash items before changes in net working capital.	We use adjusted profit/(loss) before changes in net working capital to provide a structured presentation of cash flows.
Free cash flow

Net cash from operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

Risks and forward-looking statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G and increased digitalization; M) expectations regarding our customers’ future capital expenditure constraints and our ability to satisfy customer concerns; and N) statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment ; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the impact of the COVID-19 virus on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under “Operating and financial review and prospects-Risk factors” as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on April 30, 2020.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia’s Annual General Meeting 2020 is planned to be held on May 27, 2020.

•                  Nokia plans to publish its second quarter and half year 2020 results on July 31, 2020.

•                  Nokia plans to publish its third quarter and January-September 2020 results on October 29, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate